Mail Stop 6010

December 28, 2007

Lynne Hohlfeld
Chief Financial Officer
Opexa Therapeutics, Inc.
2635 North Crescent Ridge Drive
The Woodlands, Texas 77381

   Re: **Opexa Therapeutics, Inc.**
     Registration Statement on Form SB-2/A
     Filed 12/20/07
     File No. 333-147167

Dear Ms. Holfeld:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment 3. Please clarify in your prospectus that the common stock and warrants will be sold separately.

2. We are reissuing prior comment 4. Please provide pricing information regarding the warrants and, if units will be offered, the units. The disclosure should comply with Item 501(b)(3) of Regulation S-K and the corresponding instructions.

          * * *

Lynne Hohlfeld
Opexa Therapeutics, Inc.
December 28, 2007
Page 2

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael C. Blaney, Esquire
        Vinson & Elkins L.L.P.
        1001 Fannin, Suite 2300
        Houston, TX 77002